SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                              Schedule 13D

                   Under the Securities Exchange Act of 1934

                           FLEET FINANCIAL GROUP, INC.
                              (Name of Issuer)

                        Common Stock, $1.00 par value
                        (Title of Class of Securities)

                                338915 01 1
                               (CUSIP Number)

                            J. Michael Shepherd, Esq.
               Executive Vice President, General Counsel and Secretary
                           Shawmut National Corporation
                                One Federal Street
                           Boston, Massachusetts 02211
                                  (617) 292-2000
          (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            William S. Rubenstein, Esq.
                        Skadden, Arps, Slate, Meagher & Flom
                                 919 Third Avenue
                             New York, New York 10022
                                  (212) 735-3000

                               February 20, 1995
           (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid with this statement: [ X ]


          CUSIP No. 338915 01 1

          1.   NAME OF REPORTING PERSON S.S. OR I.R.S.
               IDENTIFICATION NO. OF ABOVE PERSON.

                       Shawmut National Corporation
                   I.R.S. Identification No. 06-1212629

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                               (a)____
                               (b)____

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS

                    WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                           _____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                        State of Delaware

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
          PERSON WITH

          7.   SOLE VOTING POWER

                        28,176,050

          8.   SHARED VOTING POWER

                            0

          9.   SOLE DISPOSITIVE POWER

                        28,176,050

          10.  SHARED DISPOSITIVE POWER

                            0

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON

                           28,176,050

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES
                           _______

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           16.6 %

          14.  TYPE OF REPORTING PERSON
                           CO


          Item 1.   Security and Issuer.

                    This statement relates to the common stock, par value $1.00 per share (the "Common Stock"), of Fleet Financial Group, Inc. a Rhode Island corporation (the "Company"). The principal executive offices of the Company are located at 50 Kennedy Plaza, Providence, Rhode Island 02903.

          Item 2.   Identity and Background.

                    (a)-(c) and (f) This statement is being filed by Shawmut National Corporation, a Delaware corporation ("Shawmut"). The principal executive offices of Shawmut are located at 777 Main Street, Hartford, Connecticut 06115 and One Federal Street, Boston, Massachusetts 02211.

                    The principal business of Shawmut is to
          provide, through its bank subsidiaries, comprehensive corporate, commercial, correspondent and individual banking services, both domestic and international, and personal and corporate trust services.

                    Information as to each of the executive
          officers and directors of Shawmut is set forth on
          Schedule I hereto. Each of such persons is a citizen of the United States.

                    (d)  During the last five years, neither
          Shawmut nor, to the best of Shawmut's knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                    (e)  During the last five years, neither
          Shawmut nor, to the best of Shawmut's knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration.

                    As more fully described in Item 4 below,
          pursuant to the terms of the Stock Option Agreement (as defined below), Shawmut will have the right, upon the occurrence of specified events, to purchase up to 28,171,050 shares of Common Stock from the Company at $33.625 per share. Should Shawmut purchase Common Stock pursuant to the Stock Option Agreement, Shawmut intends to finance such purchase from one or more of the
          following sources: cash on hand; the liquidation of securities held by Shawmut; or dividends from Shawmut subsidiaries
.
                    With respect to other transactions being reported pursuant to this Schedule 13D, this item is regarded as not applicable.

          Item 4.   Purpose of Transaction.

                    On February 20, 1995, Shawmut and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing, among other things, for the merger (the "Merger") of Shawmut with and into the Company, with the Company surviving the Merger.

                    Pursuant to the Merger Agreement, (I) each share of the common stock, par value $0.01 per share (the "Shawmut Common Stock"), of Shawmut outstanding on the date of the Merger (except for shares of Shawmut Common Stock held by Shawmut as treasury stock or shares held by the Company or any of its subsidiaries, but including shares of Shawmut Common Stock (i) held directly or indirectly by the Company or Shawmut or any of their respective subsidiaries in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties and
          (ii) held by the Company or Shawmut or any of their respective subsidiaries in respect of a debt previously contracted) will be converted into .8922 shares of Common Stock and (II) each share of the cumulative and adjustable, 9.30% cumulative and 9.35% cumulative preferred stock of Shawmut, respectively, outstanding immediately prior to the Merger, except for shares of the series of cumulative and adjustable preferred stock as to which dissenters' rights have been properly exercised, will be converted into one share of preferred stock of the Company having terms substantially similar to the terms of the Shawmut preferred stock converted in the Merger.

                    The shares of Common Stock issued in the Merger will include the corresponding number of rights attached to such shares pursuant to the Company's shareholder rights plan. No fractional shares of Common Stock will be issued in the Merger, and Shawmut's stockholders who otherwise would be entitled to receive a fractional share of Common Stock will receive a cash payment in lieu thereof.

                    Consummation of the Merger is subject to certain standard conditions, including, but not limited to, approval of the Merger Agreement by the holders of a majority of the shares of the Shawmut Common Stock and the Common Stock and the receipt of all required regulatory approvals.

                    Following the Merger, the Board of Directors of Fleet shall consist of 20 persons, including Joel Alvord, the Chairman and Chief Executive Officer of Shawmut (who will serve as Chairman of the Company), Terrence Murray, the Chairman, Chief Executive Officer and President of the Company (who will serve as Chief Executive Officer and President of the Company), 11 additional persons to be selected by Mr. Murray and the current Board of Directors of the Company and 7 additional persons to be selected by Mr. Alvord and the current Shawmut Board of Directors. Following the Merger, the headquarters of the Company will be moved to Boston, Massachusetts.

                    The Merger Agreement is attached hereto as
          Exhibit 1 and incorporated herein by reference in its entirety. The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

                    Simultaneously with the execution of the Merger Agreement, on February 20, 1995, Shawmut and the Company entered into a Stock Option Agreement (the "Stock Option Agreement"), a copy of which is attached hereto as
          Exhibit 2 and incorporated herein by reference.

                    Pursuant to the Stock Option Agreement, the
          Company granted Shawmut an option (the "Option") to purchase up to 28,171,050 authorized but unissued shares (the "Option Shares") of Common Stock for $33.625 per share. The Option will become exercisable in whole or in part at any time prior to its expiration if (i) the Company, without the prior written consent of Shawmut, enters into an agreement with any person (other than Shawmut) to effect (any of the following, an "Acquisition Transaction") (a) a merger, consolidation or similar transaction involving the Company or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission) (other than mergers, consolidations or similar transactions involving (x) the Company or any of its Significant Subsidiaries in which the voting securities of the Company immediately prior to such transaction continue to represent at least 65% of the combined voting power of the voting securities of the Company or the surviving entity outstanding immediately after such transaction or (y) only the Company and its subsidiaries), (b) the purchase, lease or other acquisition of all or a substantial portion of the assets of the Company or any of its Significant Subsidiaries,
          (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 20% or more of the voting power of the Company or any of its subsidiaries or (d) any substantially similar transaction, (ii) the Board of Directors of the Company recommends that the stockholders of the Company approve or accept any Acquisition Transaction, or (iii) any person (other than Shawmut) acquires beneficial ownership of 20% or more of the then outstanding shares of Common Stock.

                    As more fully set forth in the Stock Option
          Agreement, Shawmut (or a subsequent holder of the Option or Option Shares) has the right under specified circumstances to require the Company to repurchase the Option or Option Shares.

                         Except as set forth in this Item 4, the
          Merger Agreement or the Stock Option Agreement, neither Shawmut nor, to the best of Shawmut's knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in Clauses (a) through (j) of
          Item 4 of Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.

                    (a)-(b) By reason of its execution of the Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, Shawmut may be deemed to have sole voting and dispositive power with respect to the Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 28,171,050 shares of Common Stock, or approximately 16.6% of the Common Stock outstanding on January 31, 1995 assuming exercise of the Option. However, Shawmut expressly disclaims any beneficial ownership of the 28,171,050 shares of Common Stock which are obtainable by Shawmut upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

                    As of the date hereof, Mr. John T. Collins, a director of Shawmut, owns 5,000 shares of Common Stock, representing less than 1% of the Common Stock outstanding on January 31, 1995. Mr. Collins has sole voting and sole dispositive power with respect to such shares.

                    Except as set forth above, neither Shawmut nor, to the best of Shawmut's knowledge, any of the individuals named in Schedule I hereto, owns any Common
          Stock.

                    (c)  Mr. Collins purchased 5,000 shares of
          Common Stock on February 22, 1995 in open-market transactions at a purchase price of $30.625 per share. Except as set forth above, neither Shawmut nor, to the best of Shawmut's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Common Stock during the past 60 days.

                    (d) So long as Shawmut has not purchased the Common Stock subject to the Option, Shawmut does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock.

                    Mr. Collins has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,000 shares of Common
          Stock that he owns.

                    (e)  Inapplicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

                    The Merger Agreement contains certain customary restrictions on the conduct of the business of the Company pending the Merger, including certain customary restrictions relating to the Common Stock. Except as provided in the Merger Agreement or the Stock Option Agreement or as set forth herein, neither Shawmut nor, to the best of Shawmut's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

          Item 7.   Material to be filed as Exhibits.

                    Exhibit 1--    Agreement and Plan of Merger,
                                   dated as of February 20, 1995 by
                                   and among Shawmut National
                                   Corporation and Fleet Financial
                                   Group, Inc.

                    Exhibit 2-- Stock Option Agreement, dated as of February 20, 1995 by and among Shawmut National
                                   Corporation and Fleet Financial
                                   Group, Inc.



                                      SIGNATURE

                    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated: March 1, 1995

                              SHAWMUT NATIONAL CORPORATION


                              By  /s/ J. Michael Shepherd
                                 _______________________________
                                 J. Michael Shepherd
                                 Executive Vice President,General
                                   Counsel and Secretary


                                 SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                        OF SHAWMUT NATIONAL CORPORATION

                    The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Shawmut National Corporation ("Shawmut") is set forth below. If no business address is given, the director's or officer's address is Shawmut National Corporation, 777 Main Street, Hartford, Connecticut 06115. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Shawmut.

                                   Present Principal Occupation
          Name                     or Employment and Address

          Joel B. Alvord           Chairman and Chief
                                    Executive Officer
                                   One Federal Street
                                   Boston, Massachusetts  02211

          Stillman B. Brown        President
                                   Harcott Associates
                                   196 Trumbull Street
                                   Hartford, CT  06103

          John T. Collins          Chairman and Chief
                                    Executive Officer
                                   The Collins Group, Inc.
                                   One International Place
                                   Suite 2360
                                   Boston, MA  02110

          Ferdinand
          Colloredo-Mansfeld       Chairman and Chief
                                    Executive Officer
                                   Cabot Partners
                                   60 State Street
                                   Suite 3500
                                   Boston, MA  02109

          Bernard M. Fox           President and Chief
                                    Executive Officer
                                   Northeast Utilities
                                   107 Selden Street
                                   Berlin, CT  00141

          Robert J. Matura         Chairman and Chief Executive
                                    Officer
                                   Robert J. Matura Associates
                                   84 Lynam Road
                                   Stamford, CT  06903

          Gunnar S.
          Overstrom, Jr.           President and Chief
                                    Operating Officer

          Lois D. Rice             The Brookings Institution
                                   Guest Scholar
                                   Program in Economic Studies
                                   1775 Massachusetts Avenue, N.W.
                                   Washington, D.C.  20036

          Maurice Segall           Massachusetts Institute of
                                   Technology
                                   Sloan School of Management
                                   Senior Lecturer
                                   50 Memorial Drive
                                   E52-504
                                   Cambridge, MA  02142-1347

          Samuel O. Thier          President
                                   Massachusetts General Hospital
                                   White 1, Administration
                                   32 Fruit Street
                                   Boston, MA  02114

          Paul R. Tregurtha        Chairman and Chief Executive
                                    Officer
                                   Mormac Marine Group, Inc.
                                   Three Landmark Square
                                   Stamford, CT  06901

          Wilson Wilde             Chairman of the Executive Committee
                                   The Hartford Steam Boiler
                                     Inspection and Insurance Co.
                                   One State Street
                                   Hartford, CT  06102

          Alan R. Buffington       Executive Vice President and
                                   Head of Corporate Services
                                   Group-Shawmut Bank, N.A. and
                                   Shawmut Bank Connecticut, N.A.

          David L. Eyles           Vice Chairman and Chief Credit
                                    Policy Officer

          Robert B. Hedges, Jr.    Executive Vice President and
                                   Head of Consumer Banking Group-
                                   Shawmut Bank, N.A. and Shawmut
                                   Bank Connecticut, N.A.
                                   One Federal Street
                                   Boston, Massachusetts  02211

          John O. Huston           Executive Vice President and
                                   Chief Credit Officer-Shawmut
                                   Bank, N.A. and Shawmut Bank
                                   Connecticut, N.A.
                                   One Federal Street
                                   Boston, Massachusetts  02211

          Niels C. Jensen          Executive Vice President and
                                   Head of Financial Institutions
                                   Business Line-Shawmut Bank, N.A.
                                   and Shawmut Bank Connecticut,
                                   N.A.

          Eileen S. Kraus          Vice Chairman

          Susan E. Lester          Executive Vice President and
                                   Chief Financial Officer

          Michael J. Rothmeier     Executive Vice President and
                                   Head of Investment Services
                                   Business Line-Shawmut Bank, N.A.
                                   and Shawmut Bank Connecticut,
                                   N.A.
                                   One Federal Street
                                   Boston, Massachusetts  02211

          J. Michael Shepherd      Executive Vice President, General
                                     Counsel and Secretary
                                   One Federal Street
                                   Boston, Massachusetts  02211


                               INDEX TO EXHIBITS

           Exhibit
           Number         Exhibit                             Page

             1            -- Agreement and Plan of Merger,
                             dated as of February 20, 1995
                             by and among Shawmut National
                             Corporation and Fleet Financial
                             Group, Inc.

             2            -- Stock Option Agreement, dated
                             as of February 20, 1995 by and
                             among Shawmut National
                             Corporation and Fleet Financial
                             Group, Inc.